Exhibit 99.4

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

NOTICE OF CLASS MEETING FOR HOLDERS OF H SHARES

NOTICE IS HEREBY GIVEN that the 2020 first class meeting for holders of H shares (“H Shares”) of China Southern Airlines Company Limited (the “Company”) will be held at No. 3301 Conference Room, 33th Floor, China Southern Airlines Building, No. 68 Qixin Road, Bai Yun District, Guangzhou, Guangdong Province, the PRC on Tuesday, 30 June 2020 immediately after the conclusion of the annual general meeting (which will be held at 9:00 a.m. at the same venue) and the 2020 first class meeting for holders of A Shares (which will be held immediately after the conclusion of the annual general meeting at the same venue) for the purpose of considering, if thought fit, to approve the following resolutions:

AS SPECIAL RESOLUTIONS

To consider and, if thought fit, approve the following resolutions as special resolutions:

1.0	the proposal on the public issuance of A share convertible bonds by the Company;

1.1	Type of securities to be issued

1.2	Size of issuance

1.3	Par value and issue price

1.4	Term

1.5	Interest rate

1.6	Method and timing of interest payment and repayment of principal

1.7	Conversion period

1.8	Determination and adjustment of the conversion price

1.9	Terms of downward adjustment to the conversion price

1.10	Method for determining the number of shares for conversion

1.11	Terms of redemption

1.12	Terms of sale back

1.13	Attribution of dividend in the year of conversion

1.14	Method of issuance and targeted subscribers

1.15	Subscription arrangement for the existing A shareholders

1.16	Matters relating to A share convertible bond holders’ meetings

1.17	Use of proceeds

1.18	Guarantee and security

1.19	Deposit account for proceeds raised

1.20	Ratings

1.21	Validity period of the proposal on the issuance of A share convertible bonds

2.	the preliminary plan of the proposed issuance of A share convertible bonds;

3.

the proposal to general meeting to authorize the board of directors of the Company and its authorised persons to manage the matters relating to the proposed public issuance of A share convertible bonds;

A circular containing details of the resolutions set out above will be dispatched to the shareholders of the Company in due course.

By Order of the Board of CHINA SOUTHERN AIRLINES COMPANY LIMITED Xie Bing Company Secretary

Guangzhou, the People’s Republic of China

15 May 2020

As at the date of this notice, the Directors include Wang Chang Shun, Ma Xu Lun and Han Wen Sheng as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.

Notes:

1.	Persons who are entitled to attend the 2020 first class meeting for holders of H Shares

a.

Holders of the H Shares whose names appear on the register of holders of H Shares of the Company, respectively, on Friday, 29 May 2020 (“Eligible Shareholders”) or their representatives are entitled to attend the 2020 first class meeting for holders of H Shares after completion of the required registration procedures in accordance with Note 2 “Registration procedures for attending the 2020 first class meeting for holders of H Shares”. Holders of A Shares shall receive a notice separately.

b.	The directors, supervisors and senior management of the Company.

c.	Representatives of the professional advisers hired by the Company and special guests invited by the Board.

2.	Registration procedures for attending the 2020 first class meeting for holders of H Shares

a.

Eligible Shareholders who intend to attend the 2020 first class meeting for holders of H Shares either in person or by proxy must deliver to the Company on or before Tuesday, 9 June 2020, in person or by post at the registration address of the Company, or by fax at (+86) 20-8665 9040, the reply slip, which is attached to the notice of the 2020 first class meeting for holders of H Shares as Attachment A.

b.

When attending the 2020 first class meeting for holders of H Shares, individual Eligible Shareholder or his/her proxy shall bring along his/her identity card. The legal representative of a corporate Eligible Shareholder attending the 2020 first class meeting for holders of H Shares shall bring along his/her identity card, together with a notarised copy of the resolution or power of attorney issued by the board of directors or other governing body of the corporate Eligible Shareholder to appoint such legal representative to attend the meeting.

c.

Holders of H Shares who intend to attend the 2020 first class meeting for holders of H Shares must deliver their instruments of transfer together with the relevant share certificates to Hong Kong Registrars Limited, the registrar of H Shares, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, at or before 4:30 p.m. on Thursday, 28 May 2020.

d.	29 May 2020 to 30 June 2020 (both days inclusive), during which period no transfer of H Shares will be registered.

3.	Proxies

a.

An Eligible Shareholder has the right to appoint one or more proxies to attend the 2020 first class meeting for holders of H Shares and vote on his/her behalf. A proxy does not need to be a Shareholder. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

b.

A proxy must be appointed by an Eligible Shareholder or his/her attorney by way of a form of proxy for the 2020 first class meeting for holders of H Shares, which is attached to the notice of 2020 first class meeting for holders of H Shares as Attachment B. If the proxy is appointed by the attorney of an Eligible Shareholder, the power of attorney or other authorisation document(s) authorizing such attorney to appoint the proxy must be notarised.

c.

To be valid, for holders of H Shares, the notarised power of attorney or other authorisation document(s), together with the completed form of proxy for the 2020 first class meeting for holders of H Shares, must be lodged with Hong Kong Registrars Limited within the same period of time.

4.	Important notice in relation to pandemic prevention and control

In the event that the containment of the novel coronavirus pneumonia pandemic is still ongoing at the time of the 2020 first class meeting for holders of H Shares, in order to cooperate with the prevention and control of the pandemic so as to safeguard the health and safety of the shareholders and the participants of the meeting, at the same time ensuring that the shareholders may exercise their respective shareholders’ rights, the Company recommends holders of the H Shares and their proxies intending to attend the 2020 first class meeting for holders of H Shares to vote by completing and submitting the proxy form, i.e. to indicate how you wish your votes to be casted in the proxy form, and appoint the Chairman of the 2020 first class meeting for holders of H Shares as your proxy to vote on your behalf on site.

In case holders of the H Shares or their proxies choose to attend the meeting in person by then, they must comply with the policies and requirements regarding the containment of novel coronavirus pneumonia pandemic. On the way to, from and at the venue of the 2020 first class meeting for holders of H Shares, please adopt proper personal preventive measures. Upon arrival at the venue of the 2020 first class meeting for holders of H Shares, please follow the arrangement and guidance of the staff and cooperate with the pandemic prevention and control requirements including, among others, attendee registration, temperature check and wearing of masks.

5.	Miscellaneous

a.

The 2020 first class meeting for holders of H Shares is expected to last for not more than one day. Eligible Shareholders (or their proxies) who attend shall bear their own travelling and accommodation expenses.

b.	The address of the headquarter of the Company is: China Southern Airlines Building,

68 Qixin Road, Baiyun District,

Guangzhou (Postcode 510403)

Telephone No.: (+86) 20-8611 2480

Facsimile No.: (+86) 20-8665 9040 Website: www.csair.com

Contact person: Mr. Xiao

c.

Pursuant to rule 13.39(4) of the Listing Rules, any vote of the shareholders at a general meeting must be taken by poll. Therefore, all resolutions proposed at the 2020 first class meeting for holders of H Shares shall be voted by poll.